EXHIBIT 99.8

Cream Minerals Ltd.	TSX venture Exchange: cma
890 789 West Pender Street	OTC Bulletin Board: crmxf
Vancouver, BC Canada V6C 1H2	Frankfurt Stock Exchange: dfl
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400 Email: info@creamminerals.com

March 25, 2013

CREAM MINERALS ANNOUNCES AN UPDATED RESOURCE ESTIMATE
FOR THE NUEVO MILENIO SILVER-GOLD PROPERTY AND
FILING OF A TECHNICAL REPORT

Vancouver, BC – March 25, 2013 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) announces the completion of an updated Mineral Resource estimate at the Company's 100% owned Nuevo Milenio Silver-Gold Project ("Nuevo Milenio") in Nayarit State, Mexico (the “Independent Mineral Resource Estimate”).

Economically interesting epithermal silver-gold mineralization of the low sulphidation type occurs in steeply dipping, laminated to vuggy quartz veins and stockworks that are exclusively hosted by a lapilli tuff-agglomerate formation.  Surface mapping has identified numerous vein-systems, Dos Hornos 1 and 2, Veta Tomas, Once Bocas, Cafetal and Chacuaco, which define three continuous structures striking northwest to southeast across the property.  The structures that control mineralization extend beyond their explored length and pass under younger volcanic tuffs and flows which have not been explored in any detail.  Disseminated mineralization occurs with variable amounts of fine-grained sulphide, mainly pyrite, which become scarcer in the upper portions of the geothermal system.  The near-surface portions of the deposits were mined during the Spanish colonial period.

The Independent Mineral Resource Estimate replaces in its entirety all previous resource estimates filed by Cream and the previous resource estimates can no longer be relied upon. The Current Mineral Resource is contained in an independent technical report filed on SEDAR on March 25, 2013 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (the “2013 Report”).  The 2013 Report replaces the technical report filed on October 2, 2012, (the "2012 Report").  The 2013 Report addresses the concerns raised by the British Columbia Securities Commission with respect to the 2012 Report as outlined in the Company’s news release dated October 23, 2012.

Watts Griffis and McOuat Limited (“WGM”) of Toronto, Ontario authored the 2013 Report. WGM is Canada’s longest running independent firm of geological and mining consultants providing value-added professional services to the global mineral resource industry. WGM’s expertise includes Mineral Resource and Reserve estimates, NI 43-101 and JORC technical reports, project management, property valuations and due diligence reviews.

Independent Mineral Resource Estimate Summary

The 2013 Report by WGM provides an estimate of the Current Mineral Resources on Cream’s Nuevo Milenio property with individual estimates for each of the Dos Hornos 1, Dos Hornos 2, Veta Tomas and Once Bocas North zones.  These estimates incorporate both gold and silver mineralization and are based on the drill hole database spanning approximately 10 years of drilling.  The estimates were prepared from a polygonal model using a C$:US$ exchange rate of par (1:1) and on the following metal prices in US dollars per ounce:  Au at $1635.00 and Ag at $31.50 as established at the close of trading on 7 February, 2013.  Gold and silver assays and metal prices were also used to calculate equivalent-silver grades.  WGM’s review of the assay data indicates that extreme high-grade assays (nuggets) are rare in the assay database.  High grade silver assays were cut to 1,000 g Ag/t.  No assay cutting was required for gold values.  A minimum true thickness of 1.5 metres (5.7 feet) was imposed on intersections to qualify as Mineral Resources.  WGM’s base case estimate of the Mineral Resources used a minimum cut-off grade of $75 contained value in silver + gold.  The resources were estimated without consideration for metal recoveries and were classified in compliance with NI 43-101.  The Mineral Resources for the project in accordance with WGM’s base case cut-off are summarized as follows.

Summary of Nuevo Milenio Project Mineral Resource Estimates
(using grade cut-off equivalent to US $75/tonne Au-Ag value)

Zone and Resource Class	Tonnes	Thickness (avg. m.)	Average Grade		Equivalent Silver Grade
			g Ag/t	g Au/t	Ageq (g/t)
Dos Hornos 1
Indicated Resources	268,116	4.80	164	0.66	198
Inferred Resources	80,594	4.60	155	0.75	194
Dos Hornos 2
Indicated Resources	335,887	7.92	124	1.00	175
Inferred Resources	183,107	5.79	107	1.00	164
Veta Tomas
Indicated Resources	278,967	5.70	173	0.87	199
Inferred Resources	156,185	4.76	126	0.82	166
Once Bocas North
Indicated Resources	223,783	8.95	112	0.63	145
Inferred Resources	117,949	9.68	119	0.70	155
All Zone Segments
Indicated Resources	1,106753	6.81	144	0.81	181
Inferred Resources	537,835	6.17	122	0.84	167

Notes:

1.
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

3.
The Mineral Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

4.	S.G. of 2.65 tonnes/m3 was used.

5.	Tonnage and contained Ag and Au are rounded to nearest thousand or thousandth. Totals may not ad up due to rounding.

Sensitivity Analysis

Sensitivity analysis demonstrates that the resources are not greatly affected by $10 value changes in the cut-off grade.  This is a consequence of a general lack of shoulders to the mineralization on most sections.  It is possible that a substantial reduction of the cut-off grade to, for example $50 of gold and silver value would bring additional sub-zones into Mineral Resources, however WGM believes that it would be difficult to mine such grades at a profit.  Additional resources might be forthcoming if those portions of the deposit amenable to open-cut mining were modelled separately, however it is WGM’s view that such operations would not substantially alter the current resource total because the average true thickness of all zones contributing to the base case Mineral Resources is in excess of 6 m.

Al Workman, P.Geo., Vice-President of WGM, is responsible for the Current Mineral Resource estimate for the Nuevo Milenio Project.  Mr. Workman and senior WGM Associate, Mr. Derek McBride, P.Eng., are the Independent Qualified Persons within the meaning of National Instrument 43-101 responsible for authoring the 2013 Report.  The technical portions of this news release have been reviewed by Al Workman for accuracy to ensure that the disclosure is complete and not misleading.

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622   Fax: (604) 687-4212   Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.  Forward-looking information is generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions.  Forward-looking information in this news release include statements about the updated resource estimate and independent technical report on the Company’s Nuevo Milenio’s silver project filed on the date hereof (the “Report”); the BCSC review of the Report; resolution of the BCSC’s issues and comments with the Report; filing a complaint NI 43-101 technical report; progress report press releases. Information concerning mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

In connection with the forward-looking information contained in this news release, the Company has made numerous assumptions, regarding, among other things, the geological, metallurgical, engineering, financial and economic advice that the Company has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of the Company’s operations..  While the Company considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.  Additionally, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein.  Known risk factors include, among others: fluctuations in metal prices and currency exchange rates; conditions in the financial markets and overall economy may continue to deteriorate; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of the metallurgical test work; the uncertainty of the estimates of capital and operating costs, recovery rates, and estimated economic return; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals.; the ongoing resolution of the issues raised by the BSCS may have a material adverse effect on the Company’s financial condition and share price and may affect the Company’s  ability to raise additional capital on terms acceptable to the Company, or at all.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com.  All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.